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                                                                     EXHIBIT 1.1


                                                                27 February 2001


                 SIGNING OF STRATEGIC ALLIANCE AGREEMENT BETWEEN
                      VODAFONE AND CHINA MOBILE (HONG KONG)

     Vodafone Group Plc ("Vodafone") and China Mobile (Hong Kong) Limited ("CMHK") today jointly announce the signing of a Strategic Alliance Agreement as contemplated by their announcement on 4 October 2000. The Agreement provides for close co-operation in many areas, including the exchange and sharing of corporate management, technical and operational expertise and resources, joint research and development, the introduction of global products and services for the mobile community and the development and implementation of standards and protocols relevant to mobile communications. The companies expect that their combined resources, expertise and experience will help to create a global mobile platform with unprecedented opportunity for shareholder value creation.

     The Agreement is intended to be a long term commitment between the parties. It is the intention of CMHK to make Vodafone its preferred partner for any form of co-operation falling within the scope of the Agreement. Vodafone intends to make CMHK its sole strategic partner in China for all areas of potential co-operation that fall within the scope of the strategic alliance. Vodafone has also indicated to CMHK that it would wish to increase its equity interest in CMHK, currently just over 2 per cent, should further equity participations in CMHK be made available to foreign telecommunication companies.

     CMHK has invited Mr. Chris Gent, Chief Executive of Vodafone, to become a non-executive director of CMHK, an invitation he has accepted. Mr. Gent and Mr. Wang Xiaochu, Chairman and CEO of CMHK, have personally directed the discussions on the formation of the Agreement and expect to meet regularly, both in China and in Europe, to review the progress of the new alliance.

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     Mr. Wang Xiaochu said, "This historic strategic alliance and the addition of Mr. Chris Gent to our Board of Directors will greatly enhance the competitive strength of both China Mobile (Hong Kong) and Vodafone in addressing the rapidly changing and increasingly competitive mobile telecommunications market and will create value opportunities for the shareholders and both companies. It will bring China Mobile (Hong Kong) one giant step closer to the goal of becoming a world-class, global wireless multi-media services provider."

     Mr. Chris Gent said, "The combination of Vodafone and China Mobile (Hong
Kong) skills and assets will help to build upon China Mobile (Hong Kong) position as the leading operator in one of the fastest growing, largest and most exciting markets in the world. We look forward to working successfully with China Mobile (Hong Kong) as its long-term strategic partner."


ABOUT CHINA MOBILE (HONG KONG) LIMITED

     China Mobile (Hong Kong) Limited is the 2nd largest mobile telecommunications company in the world, having a subscriber base of
42.7 million by November 2000. The company is the leading cellular operator in China and now operates in 13 provinces and municipalities in China, serving a geographically contiguous market covering all the coastal regions of mainland China with 608 million people.


ABOUT VODAFONE

     Vodafone Group Plc is the world's largest mobile telecommunications company with interests in 26 countries across five continents and approximately
78.7 million proportionate customers worldwide.

     This news release contains certain forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and
Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to the strategic alliance between Vodafone and CMHK. In particular, certain statements concerning the opportunities for shareholder value creation, the creation of a global mobile platform, the intended long term commitment and scope of cooperation, Vodafone's indication of its interest in a

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future increase in its equity stake in CMHK, and the expected impact of the alliance on the competitive strength and growth prospect of CMHK and Vodafone, are forward-looking statements. These forward-looking statements reflect Vodafone's and CMHK's current views with respect to future events and are, by their nature subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions in markets served by Vodafone or CMHK that would adversely affect the level of demand for wireless services or the costs of providing wireless services, the impact of delays or impediments to the development of a global mobile platform by Vodafone and CMHK (including any delays or impediments in connection with development of technologies, 3G standards, applications, services or products), greater than anticipated delays in the offering of 3G services by Vodafone and China Mobile, potential difficulties, delays or disagreements in implementing the various terms of the alliance and cooperation, including any regulatory and other restrictions that may limit or prevent, or may reduce the commercial desirability of future investment by Vodafone in CMHK, or any changes in exchange rates, including in particular the exchange rate of the pound to Renminbi or the euro to Renminbi. Neither Vodafone nor CMHK intends to update these forward-looking statements.

For further information, contact:


VODAFONE GROUP PLC

Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Jon Earl, Investor Relations Manager
Tavistock Communications
Lulu Bridges
Tel: +44 (0) 20 7600 2288


CHINA MOBILE (HONG KONG) LIMITED

Ji Wei / Jacky Yung
Tel: 852 3121 8888      Fax: 852 2511 9092